                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*



                        Syncor International Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.05 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87157J106
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Gene R. McGrevin
             10697 Bell Road, Duluth, Georgia 30155, (770) 497-0307
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 July 12, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Page 1 of 5 Pages

                                  SCHEDULE 13D


CUSIP No.  87157J106                                                   Page 2
- --------------------                                                   ------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   GENE R. MCGREVIN               S.S. # ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                       (b) / /
   NOT APPLICABLE

3  SEC USE ONLY

4  SOURCE OF FUNDS*

   PF; SC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                          / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   UNITED STATES CITIZENSHIP

  NUMBER OF     7        SOLE VOTING POWER
   SHARES                 709,000  (INCLUDES VESTED OPTIONS FOR 60,000 SHARES)
BENEFICIALLY
  OWNED BY      8        SHARED VOTING POWER             0
    EACH
  REPORTING              SOLE DISPOSITIVE POWER
   PERSON
    WITH        9         709,000  (INCLUDES VESTED OPTIONS FOR 60,000 SHARES)

                10       SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   709,000  (INCLUDES VESTED OPTIONS FOR 60,000 SHARES)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   6.6%

14 TYPE OF REPORTING PERSON*
   IN



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 87157J106              13D                                      PAGE 3


                                  INTRODUCTION



     This Statement constitutes the initial filing for Gene R. McGrevin.

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the Issuer's Common Stock, $0.05 par value per share. The Issuer is Syncor International Corporation and its principal executive offices are located at 20001 Prairie Street, Chatsworth, CA 91311-2185.


ITEM 2.  IDENTITY AND BACKGROUND.

      (a) Gene R. McGrevin

      (b) Residence:  10697 Bell Road, Duluth, GA  30155

      (c) Mr. McGrevin is retired.

 (d), (e) Legal/Civil Proceedings - Gene McGrevin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      (f) United States Citizenship


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) Personal Funds were used to purchase 5,000 shares in the open market for approximately $7 per share in 1989.

      (b)  Subject Company loaned Mr. McGrevin the funds to purchase
           644,000 shares upon the exercise of options on 7/12/96 at various exercise prices, for a total price of $4,003,875 (see Item 5(c) below for details). The loan, due in full on July 11, 1997, is interest bearing and secured by the 644,000 shares.

ITEM 4.  PURPOSE OF TRANSACTION.

The transactions reported herein have been entered into solely for investment purposes.

CUSIP NO. 87157J106                     13D                               PAGE 4




ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Beneficial Ownership:

          (i)   Aggregate number of shares beneficially owned:
                  (A) 649,000 shares individually owned
                  (B)  Options granted in April of 1996 for
                       60,000 shares at an exercise price of $10 per share
                  (C)  Mr. McGrevin holds 5,983.85 units of
                       interest in the ESOP Trust of Syncor International Corporation (the "ESOP Interest")
                  (D) Total shares beneficially owned:  709,000*

          (ii)  Percentage of shares beneficially owned:  6.6%**

      (b) Nature of Ownership:

          (i) Number of shares beneficially owned with sole voting and dispositive power: 709,000 shares***

          (ii) Number of shares beneficially owned with shared voting or dispositive power: None.

      (c) Transactions in the past 60 days include the exercise of options for 644,000 shares on 7/12/96 as follows:

          (i) Options for 300,000 shares at an exercise price of $4.75 per share

          (ii) Options for 200,000 shares at an exercise price of $6.54 per share

         (iii) Options for 75,000 shares at an exercise price of $9.125 per share

         (iv) Options for 69,000 shares at an exercise price of $8.50 per share


      (d) To the knowledge of Gene McGrevin no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.



- -----------------------------
*   Excludes ESOP Interest.
** Based on 10,117,710 shares outstanding as of 7/5/96 as reported in Amendment No. 1 to Form 10-K of Syncor International Corporation for the fiscal year ended 12/31/95 plus 704,000 shares of which 644,000 shares were issued upon the exercise of Mr. McGrevin's options on 7/12/96 and 60,000 of which are vested options currently held by Mr. McGrevin.
*** Includes vested options for 60,000 shares.

CUSIP NO. 87157J106                     13D                             PAGE 5


      (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None.




ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 14, 1996


                                      By:       /s/  Gene R. McGrevin
                                          -----------------------------
                                      Name:  Gene R. McGrevin